Infinity Property and Casualty Corporation	James R. Gober Chief Executive Officer 3700 Colonnade Parkway Birmingham, Alabama 35243 Phone: 800-782-2040

January 10, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 5th Street, N.W. – Mail Stop 6010

Washington, D.C. 20549

RE:	Infinity Property and Casualty Corporation (the “Company”)
FORM 10-K for Fiscal Year Ended December 31, 2004
Filed March 10, 2005
FILE NO. 000-50167

Dear Mr. Rosenberg:

This letter responds to your letter dated December 23, 2005 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In response to the SEC’s three comments included in the above-referenced submission, please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

1.	SEC COMMENT: We believe your disclosure in Management’s Discussion and Analysis regarding the insurance reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. In this regard, it is unclear whether the 1% change you already disclose represents a reasonably likely, or hypothetical change. Please provide us the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

a.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves.

b.	Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

c.	Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

d.	It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.

i.	If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

ii.	If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:

1.	The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

2.	Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

3.	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position, and liquidity.

COMPANY RESPONSE:

The 1% change in frequency or severity used on page 17 of the Company’s 2004 Form 10-K represented a hypothetical change. Given the proposed disclosure below, the Company will not illustrate the effects of this hypothetical change in future filings.

In response to your inquiries, we propose that future filings include current disclosure similar to the following, which is presented based on fiscal 2004 information:

Unpaid loss and loss adjustment expenses as of December 31, 2004 are composed of the following (in millions):

	Amount	%
Unpaid Losses (Loss Reserves):
Case Reserves	$315.7	47.9
Incurred But Not Reported (“IBNR”)	177.9	27.0

Subtotal	$493.6	74.9
Loss Adjustment Expenses (“LAE”)	165.7	25.1

Total Unpaid Losses and LAE	$659.3	100.0

Infinity’s insurance business consists of business written directly by its wholly owned insurance subsidiaries (“Direct Business”) and books of business assumed from Great American Insurance Company (the “Assumed Agency Business”) and two other unaffiliated insurance companies.

IBNR reserves for the direct and assumed business are established for the quarter and year-end based on a quarterly reserve analysis by the Company’s actuarial staff. The following three paid and three incurred reserve test methods, as described below, are applied to each subset of the business, which may be at a state, product and coverage basis:

•	Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;

•	Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred development to predict ultimate average frequency (i.e. claims count per auto insured) or ultimate average severity (cost of claim per claim); and;

•	Paid and incurred Bornhuetter-Ferguson methods add expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment.

Key underlying assumptions when using historical development factors without modification include historical consistency of the following:

•	Claims settlement and payment practices;

•	Business mix;

•	Coverage limits and deductibles;

•	Inflation trends in auto repair and medical costs; and

•	Legal and regulatory trends affecting claims settlements.

Where deviations from such circumstances exist, when possible, quantitative and qualitative modifications to, or selections of, such factors are made to reflect such deviations.

Then each quarter, with the passage of time and as additional information is received, factor selections are updated accordingly, which in turn adjust the ultimate loss estimates and held IBNR reserves for the subset of the business and accident period affected by such updates. The Company’s management believes that the historical magnitude of adjustments to ultimate losses on an accident year basis are indicative of the sensitivity of currently held loss reserves to changes in underlying assumptions. Over the past four accident years, the years for which data was readily available, the combined effects of adjustments to the initial estimate for average ultimate claims frequency and severity have ranged from –4.4% to 4.5% (averaging +0.4%).

Ultimate loss estimates usually experience the greatest adjustment within the first twelve months after the accident year. Accordingly, the highest degree of uncertainty is associated with reserves for the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled, and these elements must be estimated as of the current reporting date. The proportion of losses with these characteristics diminishes in subsequent years.

Applying the four-year historical variances calculated above to the current 2004 accident year’s estimate of ultimate losses would yield an indication of sensitivity to held reserves from -$19.0 million to +$19.6 million, or about –2.9% to +3.0% of held reserves, generating an impact to after-tax income of -$12.4 million to +$12.7 million. The final outcome may fall below or above these amounts.

2.	SEC COMMENT: … we noted that your loss reserves are based, in part, on “estimates received from ceding reinsurers and insurance pools and associations.” As such, please provide us, in disclosure type format, the following:

a.	The risks and uncertainties associated with these estimates and the actual and expected effects of this uncertainty on your financial position and results of operations;

b.	The dollar amount of reserves recorded based on information received from cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

c.	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag affects your loss reserve estimate;

d.	The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements, and if applicable, when the backlog will be resolved;

e.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

f.	How management resolves disputes with cedants and how often disputes occur;

g.	How management uses the information received from the cedants in its determination of its assumed loss reserves; and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology; and

h.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information receiving from the cedants.

COMPANY RESPONSE:

The following are responses to your inquiries:

a.	Risks and uncertainties associated with reserve estimates are identical to those of Infinity’s Direct Business.

b.	Assumed unpaid loss and LAE reserves from the Assumed Agency Business were $115 million and $13.6 million from the other two unaffiliated insurers at the end of 2004. Infinity has access to the Assumed Agency Business’ system, so the Company has direct access to policy and claim information. The same data for the two other insurance companies is held on an in-house system. Therefore, for these assumed books, the Company is able to access the necessary information to properly account for such business, including the establishment of appropriate loss reserve levels.

c.	There is no lag in the reporting from the cedants.

d.	No backlog exists related to processing of this business.

e.	Infinity’s claims personnel manage the processing of claims on this business.

f.	No disputes have arisen.

g.	These books of business are managed the same way as Infinity’s Direct Business.

h.	As it does with its other businesses, Infinity’s management uses historical trend information to identify unusual trends and to aid in managing this business.

Involuntary Pools and Associations

a.	Risks are not material given the immaterial size of the reserves and book of business assumed.

b.	The amount of these assumed reserves is approximately $1.6 million, or about .3% of total loss and LAE reserves.

c.	Infinity books reported losses and reserves on a lag of one quarter.

d.	Infinity is unaware of backlog that would materially affect its financial statements.

e.	Infinity records the amounts as reported by the pools and associations. The amounts are not material to Infinity’s financial position or liquidity.

f.	Infinity is not aware of any disputes.

g & h.	Amounts related to these questions are not material.

Also, in response to your inquiries, the Company proposes to include in future filings current disclosure similar to the following, which is presented based on fiscal 2004 information:

Assumed Reinsurance

Assumed business consists of two components:

a.	The Assumed Agency Business and, to a lesser extent, business assumed from other unaffiliated insurance companies; and

b.	Business assumed from involuntary pools and associations.

Assumed Agency Business and Business Assumed from Other Insurance Companies

For the twelve months ended December 31, 2002, 2003 and 2004, the Company assumed $0* million, $136.8 million and $81.4 million of premiums, respectively and at December 31, 2002, 2003 and 2004, assumed $0* million, $131.2 million and $115.0 million of the total unpaid losses and LAE, respectively, from Great American Insurance Company (“GAI”) for the Assumed Agency Business under a reinsurance agreement effective January 1, 2003.

*	As explained in more detail in Note 1 of the Company’s Notes to Financial Statements, under this agreement, beginning in 2003, the Company assumes standard and preferred auto insurance on policies issued by independent agents on GAI policies.

Also for the twelve months ended December 31, 2002, 2003 and 2004, the Company assumed $40.5 million, $21.3 million, and $18.4 million of premiums, respectively, and at December 31, 2003 and 2004, $15.3 million and $13.7 million of assumed unpaid losses and LAE, respectively, from other insurance companies as part of fronting arrangements under which Infinity utilizes these companies’ insurance licenses to write business while assuming substantially all of that business back from these carriers.

Although the business is issued on GAI’s and these other unaffiliated companies’ policies, Infinity manages the pricing, marketing, policy issuance, claims adjusting and loss reserving for this business.

Assumed Business from Involuntary Pools and Associations

For the twelve months ended December 31, 2002, 2003 and 2004, the Company assumed $0.9 million, $1.3 million and $3.0 million of premiums, respectively, and at December 31, 2003 and 2004, assumed $1.3 million and $1.6 million of the total unpaid losses and LAE, respectively, from involuntary pools and associations.

3.	SEC COMMENT: Please provide us, in disclosure-type format, disclosures that comply with paragraph 10 of SFAS 5, as you do not appear to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

COMPANY RESPONSE: In future filings, the Company proposes to include two separate notes, one captioned “Commitments and Contingencies” and the other “Litigation.” The former will contain information previously disclosed in Note 14 to the financial statements. The latter will comprise all of the disclosure necessary to meet the requirements of SFAS No. 5, which previously had been contained in “Accruals for Litigation” and “Item 3 - Legal Proceedings,” on pages 18 and 13 respectively of the Company’s 2004 Form 10-K. Consequently, the Company will move to this section of its filing (or, as appropriate, include cross-references) some of its existing disclosure data while cross-referencing to other SFAS No. 5 related items discussed in other footnotes of Form 10-K.

The Company’s “Commitments and Contingencies” and “Litigation” disclosures will be updated with current-year data and appear in our future filings as follows:

Note XX — Commitments and Contingencies

Commitments

Infinity and its insurance subsidiaries have certain noncancelable operating lease commitments as of December 31, 2004 as follows (in thousands):

Due in:	Operating Leases
2005	$18,412
2006-2007	33,896
2008-2009	25,325
2010 and after	28,174

Total	$105,807

Contingencies

The Company, based on the application of SFAS No. 5 “Accounting for Contingencies,” has the following loss contingencies for which it accrues in its financial statements:

• Other than Temporary Impairments on Investments	Note 03

• Loss and LAE Reserves	Note 11

• Allowance for Doubtful Accounts	Note 14

• Litigation	Note **

For each item listed above, please refer to the notes referenced for additional discussion.

**	As previously indicated, the “Litigation” note will be added to the 2005 Form 10-K. This note will include information previously disclosed on pages 13 and 18 of the Company’s 2004 Form 10-K. Below is an example of the planned note format for the 2005 Form 10-K.

Note XX – Litigation

Infinity’s subsidiaries are, from time to time, named as defendants in various lawsuits incidental to their insurance operations. Legal actions relating to claims made in the ordinary course of seeking indemnification for a loss covered by the insurance policy are considered by Infinity in establishing loss and LAE reserves.

Infinity also faces numerous lawsuits that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues not unlike those facing other insurance companies and employers. Infinity continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by Statement of Financial Accounting Standard (“SFAS”) No. 5, “Accounting for Contingencies.” Under this guidance, reserves for a loss may only be recorded if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will estimate and disclose estimates of a possible loss, range of loss, or state that an estimate cannot be made. Management considers each legal action using this guidance and records reserves for losses as warranted by establishing a reserve captured within the Company’s line-item “Accounts payable, accrued expenses, and other liabilities.”

Certain claims and legal actions have been brought against Infinity for which no loss has been accrued, and for which an estimate of a possible range of loss cannot be made under the rules described above. While it is not possible to predict the ultimate outcome of these claims or lawsuits, management does not expect them to have a material effect on Infinity’s financial condition or liquidity.

Following is a discussion of the Company’s potential significant cases at December 31, 2004.

•	There are currently five putative class action lawsuits challenging Infinity’s use of certain automated database vendors to assist in evaluating total loss claims. The allegations are that the database systematically undervalues total loss claims to the detriment of the claimants. The Company has been engaged in extensive settlement negotiations concerning these cases and believes it has established adequate reserves against such claims.

•	Infinity, along with several other insurers, is defending a suit brought in a state court of California in which it is charged that the offering by insurers of persistency discounts violates the “Good Driver” provision of Proposition 103. This matter is in the early stages of discovery and, as a consequence, the Company is unable to determine at this time whether a loss is probable and estimable, nor can the Company reasonably estimate a possible loss or range of loss, if any.

•	A purported class action in Arkansas was filed in a state court in February 2005. The action has been brought against over 500 insurance companies and several providers of database vendors that software programs used to calculate claims on bodily injury undervalues amounts owed to claimants. The Company anticipates that it will be named as a defendant in this action. If so named, Infinity intends to vigorously defend against any claims. Because of the recent date of this action, the Company is not able to determine whether a loss is probable and estimable, nor can the Company reasonably estimate a possible loss or range of loss, if any.

We appreciate the opportunity to answer the Staff’s comments. Paper copies of this letter will be mailed to the Staff. Should you have any additional questions, or wish to discuss any of the responses detailed above, please do not hesitate to contact Sam Simon, General Counsel, at 1-800-782-2040 x8187, or Roger Smith, CFO, at 1-800-782-2040 x8188.

Sincerely,

/s/ James R. Gober
James R. Gober Chief Executive Officer

cc:	Ibolya Ignat, SEC Staff Accountant
Oscar Young, SEC Senior Accountant